Filed Pursuant to Rule 253(g)(2)

File No. 024-12121

SUPPLEMENT NO. 1 DATED FEBRUARY 16, 2023

TO THE OFFERING CIRCULAR DATED JANUARY 19, 2023

MASTERWORKS 208, LLC

This Supplement No. 1 dated February 16, 2023 supplements the Offering Circular of Masterworks 208, LLC dated January 19, 2023 which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on January 5, 2023 and qualified on January 18, 2023, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to reflect the fact that, effective immediately, the following disclosure, in each instance it appears in the Offering Circular, is deleted in its entirety:

“The maximum investment amount per investor is $100,000 (5,000 Class A shares) and the minimum investment amount per investor is $15,000 (750 Class A shares), however, we can waive the maximum or minimum purchase restriction on a case-by-case basis in our sole discretion. Masterworks routinely waives the minimum investment amount per investor if it is determined that an investment of that size is not suitable to achieve an investor’s investment and or diversification goals.”

and replaced in its entirety with the following disclosure:

“The maximum investment amount per investor is $100,000 (5,000 Class A shares) and the minimum investment amount per investor is $15,000 (750 Class A shares) for investors that have not previously invested in offerings via the Masterworks Platform and $500 (25 Class A shares) for investors that have previously invested in other offerings on the Masterworks Platform. We reserve the right to reject any subscription, waive or increase the maximum purchase restriction or waive or decrease the minimum purchase restriction in our sole and absolute discretion and we routinely grant such waivers, increases or reductions for categories of investors or on a case-by-case basis. Accordingly, investors should not assume that the stated minimum investment restriction will be applied uniformly to all investors.”

Except as set forth in this Supplement No. 1, the Offering Circular remains unchanged.